SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For The Fiscal Year Ended December 31, 1997

                                    OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES  EXCHANGE ACT OF 1934 [NO FEE
                    REQUIRED]

                  For the transition period from       to

Commission file number  0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees, 201 Centennial Avenue, Piscataway, NJ 08854


B.       Name of  issuer of the  securities  held  pursuant  to the plan and the
         address  of  its  principal   executive  office:   MCI   Communications
         Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                                        WESTERN UNION INTERNATIONAL, INC.
                                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                                    INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                                                            Page(s)
                                                                                                            -------



Report of Independent Accountants                                                                              3

Statements of Net Assets Available for Benefits at
December 31, 1997 and 1996                                                                                     4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1997 and 1996                                                        5

Notes to Financial Statements                                                                               6-24

Additional Information:
  Schedule I.              Schedule of Assets Held for Investment
                           Purposes at December 31, 1997                                                      25

  Schedule II.             Schedule of Reportable Transactions
                           For the year ended December 31, 1997                                               26

Signature                                                                                                     27

Exhibits:
  23. Consent of Independent Accountants                                                                      28

  99. DOL Filing Confirmation                                                                                 29




                                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the Western Union International, Inc.
401(k) Plan for Collectively Bargained Employees

In our  opinion,  the  accompanying  statements  of  net  assets  available  for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Washington, D.C.
June 8, 1998


                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                     December 31,
                                                          --------------------------------
                                                              1997                        1996
                                                          ------------                ------------
Assets
------
Non-interest bearing cash                                 $          0                $         64
                                                          ------------                ------------
Contributions receivable:
   Participant                                                  54,718                      30,302
   Employer                                                     17,236                       9,452
                                                          ------------                ------------
   Total contributions receivable                               71,954                      39,754
                                                          ------------                ------------
Cash-in-transit                                                 10,090                      51,245
Other receivables                                                   55                          17
                                                          ------------                ------------
   Total receivables                                            82,099                      91,016
                                                          ------------                ------------
Investments, at fair value:

  Participant loans                                            730,713                     624,892

  Employer securities                                        8,421,574                   6,172,278

  Common/collective trusts                                   4,149,992                   3,090,301

  Registered investment companies                            7,834,182                   5,427,745

Investments, at contract value:

  Guaranteed investment contracts                            1,802,046                   1,682,434
                                                          ------------                ------------
Total assets                                                23,020,606                  17,088,730
                                                          ------------                ------------
Liabilities
-----------
Operating payables                                             (10,090)                   (51,264)
                                                          ------------                ------------
Net assets available for benefits                         $ 23,010,516                $ 17,037,466
                                                          ============                ============

The accompanying notes are an integral part of these financial statements.





                                         WESTERN UNION INTERNATIONAL, INC.
                                 401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                 Year Ended December 31,
                                                              -----------------------------
                                                                 1997                      1996
                                                              ----------                ----------
ADDITIONS
---------
Contributions:
  Participant                                                 $1,747,035                $1,616,571
  Non-cash employer                                              540,835                   518,284
  Rollovers                                                      315,357                    33,220
                                                              ----------                ----------
     Total contributions                                       2,603,227                 2,168,075
                                                              ----------                ----------
Earnings on investments:
  Interest on participant loans                                   55,852                    36,065
  Interest on guaranteed investment
     contracts                                                   318,434                   169,330
  Interest on common/collective trusts                               614                   158,183
  Dividends on employer securities                                10,637                     8,563
  Net realized/unrealized gain from
     registered investment companies                           1,476,893                   686,881
  Net realized gain on sale of
   employer securities                                           318,524                    25,264
  Unrealized appreciation of common stock                      1,792,336                 1,112,566
                                                              ----------                ----------
     Total earnings on investments                             3,973,290                 2,196,852
                                                              ----------                ----------
Total additions                                                6,576,517                 4,364,927

DEDUCTIONS
----------
Participant benefit payments                                     241,748                   190,153
Participant account fees                                           1,261                       780
                                                              ----------                ----------
Net increase                                                   6,333,508                 4,173,994

Transfers to:
  MCI 401(k) Plan for Exempt Employees                           (85,330)                 (209,933)
  MCI 401(k) Plan for Non-Exempt Employees                      (275,128)                   (7,744)

Net assets available for benefits,
  beginning of year                                           17,037,466                13,081,149
                                                              ----------                ----------
Net assets available for benefits,
  end of year                                                $23,010,516               $17,037,466
                                                             ===========               ===========

The accompanying notes are an integral part of these financial statements.


                                                      Page 5




                                        WESTERN UNION INTERNATIONAL, INC.
                                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                  EIN: 13-1989550
                                           NOTES TO FINANCIAL STATEMENTS
                                            DECEMBER 31, 1997 and 1996

NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Effective July 1, 1990, Western Union International, Inc. (the "Company") established a defined contribution, deferred savings plan called the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees. The Plan sponsor is Western Union International, Inc., a wholly owned subsidiary of MCI International, Inc., which is a wholly owned subsidiary of MCI Communications Corporation. Employees of the Company who are represented by American Communications Association Locals 9 or 111 and the Communications Trade Division affiliated with the International Brotherhood of Teamsters are generally eligible to participate in the Plan. Effective July 1, 1996, the Company amended and restated the Plan.

Contributions
-------------

     Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21 (age 18 prior to July 1, 1996). Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of cash or MCI Communications Corporation Common Stock ("MCI Common Stock") at a rate of $.50 for each eligible dollar of Elective Contributions made to the Plan. The

     Company's matching contribution is made weekly and, when made in the form of MCI Communications Corporation Common Stock, is determined by the closing price of MCI Communications Corporation Common Stock on the date posted to the participants' accounts. Prior to July 1, 1996, the Company's matching contribution was made monthly and, when made in the form of MCI Communications Corporation Common Stock, was determined by the closing price of MCI Communications Corporation Common Stock on the last trading day of the month. Participants' Elective Contributions are withheld from their weekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. Participants also receive credit for years of service for each calendar year prior to July 1, 1990 during which they completed 1,000 hours of service.

     As  of  July  1,  1996,  the  investment   funds   available  for  Elective
     Contributions were increased from four to seven funds. Elective Contributions are invested in any of the following investment funds in accordance with participants' instructions. The available investment funds are:

       -      MCI Common Stock Fund

         A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA. The closing price for MCI Communications Corporation Common Stock was $42.8125 and $32.6875 at December 31, 1997 and 1996, respectively.

       -      EuroPacific Growth Fund

         A long-term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund is a member of The American Funds Group and is managed by Capital Research and Management Company. The net asset value for EuroPacific Growth Fund was $26.02 and $26.04 at December 31, 1997 and 1996, respectively.

       - Dreyfus Basic S&P 500 Stock Index Fund

         An equity index mutual fund invested in common stock that is comparable to the Standard & Poor's 500 Composite Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement. The net asset value for Dreyfus Basic 500 Stock Index Fund was $20.57 and $15.91 at December 31, 1997 and 1996, respectively.

       - Putnam Voyager Fund

         A long-term growth fund invested in a diversified portfolio of primarily two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc. The net asset value for Putnam Voyager Fund was $19.05 and $16.12 at December 31, 1997 and 1996, respectively.

       - Putnam New Opportunities Fund

         A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustees. The net asset value for Putnam New Opportunities Fund was $48.65 and $40.63 at December 31, 1997 and 1996, respectively.

       - Putnam Balanced Retirement Fund

         A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustees. The net asset value for Putnam Balanced Retirement Fund was $10.89 and $10.34 at December 31, 1997 and 1996, respectively.

       - Stable Value Fund

         This fund consists of investments in the Putnam Stable Value Fund and individually - held guaranteed investment contracts

         (GICs) issued by insurance companies that offer fixed interest rates on investments. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.90% to 8.05% at December 31, 1997.

         The Putnam Stable Value Fund is a collective investment trust created and maintained by Putnam Fiduciary Trust Company. The fund is invested primarily in guaranteed investment contracts or funding agreements, synthetic guaranteed investment contracts or separate accounts issued or wrapped by insurance companies, banks, or other financial institutions. The following guaranteed investment contracts were held individually by the Plan as of December 31:

                                                     Contract Value
                                                     --------------
                                                                          Contract
                                                      1997        1996      Rate
                                                      ----        ----      ----
              Allstate Life Insurance             $  779,404  $  735,981    5.90%
              John Hancock Mutual Life Insurance   1,022,642     946,453    8.05%

         Proceeds from matured guaranteed investment contracts will be invested in the Putnam Stable Value Fund.

Participant Accounts
--------------------

     Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to July 1, 1996, all investments except the MCI Common Stock Fund were valued on a dollar value basis with each fund's activity allocated to participants' accounts on a pro rata basis.

     Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. For plan years beginning on or after January 1, 1997, participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per Plan Year. Participants may change the allocation of their future contributions among the funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

Participant Loans
-----------------

     A loan feature allows participants to borrow up to one-half of their Loanable Amounts (or $50,000, whichever is less). The Loanable Amount includes a participant's Elective Contributions Account, Rollover Account, and Matching Contributions Account, only if fully vested. The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time.

     Effective July 1, 1996, the Plan charges a $30 origination fee to participants for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through weekly payroll deductions. Loans can be repaid in full, at any time prior to maturity, by a cashier's or certified check. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. During Plan years ended December 31, 1997 and 1996, $383,400 and $439,910 in loans were disbursed and principal repayments of $246,141 and $171,797, respectively, were made.

Participant Benefit Payments
----------------------------

     Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions.

     Effective July 1, 1996 participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan was amended effective July 1, 1996, to provide for the automatic distribution in a lump sum of terminated participant accounts with a vested balance of $3,500 or less. This distribution generally occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1997 and 1996, forfeitures included in the Plan were $10,974 and $5,385, respectively.

     Plan Administration
     -------------------

     The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the Plan Administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. Prior to June 1, 1996, the recordkeeper for the Plan was Buck Consultants, Inc.

     The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intent to discontinue its contributions nor to terminate the Plan.

     The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, a collective investment trust created and maintained by Putnam Fiduciary Trust Company, a Mellon Bank mutual fund and collective trust account, and loans to participants are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, such as those regarding fair value. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of MCI Communications Corporation Common Stock to participants is at the quoted current market price as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus contributions and earned interest income, less withdrawals and participant account fees. The Plan has adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4). SOP 94-4 states that defined contribution plans are to report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1997 and 1996 were fully-benefit responsive, and therefore are stated at contract value.

Participant loans are valued at cost, which approximates fair value.

Administrative expenses of the Plan are paid by MCI Communications Corporation.

Benefit payments are recorded when paid.

NOTE 3 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The net assets available for benefits and the changes in net assets among the Plan's investment funds as of and for the years ended December 31, 1997 and 1996 are presented on the following pages.


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                               EuroPacific  Dreyfus Basic     Putnam        Stable
                                                                 Growth     S&P 500 Stock    Voyager        Value
                                                                  Fund       Index Fund        Fund          Fund
                                                              ------------- ------------- ------------- -------------
              ASSETS
              ------
Non-interest bearing cash                                     $          0  $          0  $          0  $          0
                                                              ------------- ------------- ------------- -------------

Contributions receivable:
  Participant                                                        2,139         8,543        11,556        15,786
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contributions receivable                                   2,139         8,543        11,556        15,786

Cash-in-transit                                                          0             0         6,153             0
Other receivables                                                        0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total receivables                                                2,139         8,543        17,709        15,786

Investments, at fair value:
  Participant loans                                                      0             0             0             0
  Employer securities                                                    0             0             0             0
  Common/collective trusts                                               0         1,262           206     4,141,544*
  Registered investment companies                                  199,234     2,768,769*    3,584,039*            0

Investments, at contract value:
  Guaranteed investment contracts                                        0             0             0     1,802,046*
                                                              ------------- ------------- ------------- -------------
Total assets                                                       201,373     2,778,574     3,601,954     5,959,376
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                       0             0             0        10,090
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $    201,373  $  2,778,574  $  3,601,954  $  5,949,286
                                                              ============= ============= ============= =============

*  Investment represents 5% or more of the Plan's net assets.

                                     Page 14

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                    Putnam New  Putnam Balanced    MCI
                                                   Opportunities   Retirement   Common Stock   Participant
                                                       Fund           Fund         Fund          Loans         Total
                                                   ------------- ------------- ------------- ------------ -------------

        ASSETS
        ------
Non-interest bearing cash                          $          0  $          0  $          0  $         0  $          0
                                                  ------------- ------------- ------------- ------------ -------------

Contributions receivable:
  Participant                                             2,628         2,314        11,752            0        54,718
  Employer                                                    0             0        17,236            0        17,236
                                                   ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                        2,628         2,314        28,988            0        71,954

Cash-in-transit                                           3,937             0             0            0        10,090
Other receivables                                             0             0            55            0            55
                                                  ------------- ------------- ------------- ------------- -------------
    Total receivables                                     6,565         2,314        29,043            0        82,099

Investments, at fair value:
  Participant loans                                           0             0             0      730,713       730,713
  Employer securities                                         0             0     8,421,574*           0     8,421,574
  Common/collective trusts                                   29            54         6,897            0     4,149,992
  Registered investment companies                       454,197       827,943             0            0     7,834,182

Investments, at contract value:
  Guaranteed investment contracts                             0             0             0            0     1,802,046
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                            460,791       830,311     8,457,514      730,713    23,020,606
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                            0            0             0            0         10,090
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $    460,791  $    830,311  $  8,457,514  $   730,713  $ 23,010,516
                                                   ============= ============= ============= ============ =============

*  Investment represents 5% or more of the Plan's net assets.

                                     Page 15

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                              EuroPacific   Dreyfus Basic     Putnam        Stable
                                                                 Growth     S&P 500 Stock    Voyager        Value
                                                                  Fund       Index Fund        Fund          Fund
                                                              ------------- ------------- ------------- -------------
                    ASSETS
                    ------
Non-interest bearing cash                                     $          0  $          0  $          0  $         64
                                                              ------------- ------------- ------------- -------------

Contributions receivable:
  Participant                                                          670         3,616         7,942         9,575
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contributions receivable                                     670         3,616         7,942         9,575

Cash-in-transit                                                          0        12,051        21,859        11,641
Other receivables                                                        0             4             0             0
                                                              ------------- ------------- ------------- -------------
    Total receivables                                                  670        15,671        29,801        21,216

Investments, at fair value:
  Participant loans                                                      0             0             0             0
  Employer securities                                                    0             0             0             0
  Common/collective trusts                                               0         2,555            58     3,078,966*
  Registered investment companies                                   46,512     1,936,795*    2,807,491*            0

Investments, at contract value:
  Guaranteed investment contracts                                        0             0             0     1,682,434*
                                                              ------------- ------------- ------------- -------------
Total assets                                                        47,182     1,955,021     2,837,350     4,782,680
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                       0        12,051        21,859        11,641
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $     47,182  $  1,942,970  $  2,815,491  $  4,771,039
                                                              ============= ============= ============= =============

*  Investment represents 5% or more of the Plan's net assets.

                                     Page 16

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                    Putnam New  Putnam Balanced    MCI
                                                   Opportunities   Retirement   Common Stock   Participant
                                                       Fund           Fund         Fund          Loans         Total
                                                   ------------- ------------- ------------- ------------ -------------


        ASSETS
        ------
Non-interest bearing cash                          $          0  $          0  $          0  $         0  $         64
                                                  ------------- ------------- ------------- ------------ -------------

Contributions receivable:
  Participant                                             1,514           862         6,123            0        30,302
  Employer                                                    0             0         9,452            0         9,452
                                                   ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                        1,514           862        15,575            0        39,754

Cash-in-transit                                           5,694             0             0            0        51,245
Other receivables                                             0             0            13            0            17
                                                  ------------- ------------- ------------- ------------- ------------
    Total receivables                                     7,208           862        15,588            0        91,016

Investments, at fair value:
  Participant loans                                           0             0             0      624,892       624,892
  Employer securities                                         0             0     6,172,278*           0     6,172,278
  Common/collective trusts                                    7             0         8,715            0     3,090,301
  Registered investment companies                       381,773       255,174             0            0     5,427,745

Investments, at contract value:
  Guaranteed investment contracts                             0             0             0            0     1,682,434
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                            388,988       256,036     6,196,581      624,892    17,088,730
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                        5,713             0             0            0        51,264
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $    383,275  $    256,036  $  6,196,581  $   624,892  $ 17,037,466
                                                   ============= ============= ============= ============ =============

*  Investment represents 5% or more of the Plan's net assets.
                                     Page 17

                                     WESTERN UNION INTERNATIONAL, INC.
                               401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                EIN: 13-1989550
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED DECEMBER 31, 1997


                                                              EuroPacific  Dreyfus Basic    Putnam        Stable
                                                                 Growth    S&P 500 Stock    Voyager        Value
                                                                  Fund      Index Fund       Fund          Fund
ADDITIONS                                                    ------------- ------------- ------------- -------------
---------
Contributions:
  Participant                                                 $     47,731  $    252,964  $    411,370  $    513,169
  Non-cash employer                                                      0             0             0             0
  Rollovers                                                              0        42,610         5,129       158,102
                                                              ------------- ------------- ------------- -------------
    Total contributions                                             47,731       295,574       416,499       671,271
                                                              ------------- ------------- ------------- -------------

Earnings on investments
  Interest on participant loans                                          0             0             0             0
  Interest on guaranteed investment contracts                            0             0             0       318,434
  Interest on common/collective trusts                                   0             0             0             0
  Dividends on employer securities                                       0             0             0             0
  Net realized/unrealized gain from registered investment companies  2,331       655,359       672,533             0
  Net realized gain on sale of employer securities                       0             0             0             0
  Unrealized appreciation of common stock                                0             0             0             0
                                                              ------------- ------------- ------------- -------------
  Total earnings on investments                                      2,331       655,359       672,533       318,434
                                                              ------------- ------------- ------------- -------------
Total additions                                                     50,062       950,933     1,089,032       989,705
                                                              ------------- ------------- ------------- -------------
DEDUCTIONS
----------
Participant benefit payments                                           187        16,318        16,099        75,811
Participant account fees                                                24           193           257           497
                                                              ------------- ------------- ------------- -------------
Net increase                                                        49,851       934,422     1,072,676       913,397
                                                              ------------- ------------- ------------- -------------
Transfers (to)/from:
  Interfund transfers                                              105,096       (43,386)     (184,794)     (412,927)
  Net loans                                                           (756)      (22,212)      (13,402)      (35,705)
  MCI 401(k) Plan for Exempt Employees                                   0       (10,767)       (8,653)      (21,553)
  MCI 401(k) Plan for Non-Exempt Employees                               0       (22,453)      (79,364)      (90,819)

Net assets available for benefits, beginning of year                47,182     1,942,970     2,815,491     4,771,039
                                                              ------------- ------------- ------------- -------------
Net assets available for benefits, end of year                $    201,373  $  2,778,574  $  3,601,954  $  5,949,286
                                                              ============= ============= ============= =============
                                     Page 18

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                    Putnam New  Putnam Balanced    MCI
                                                   Opportunities   Retirement   Common Stock   Participant
                                                       Fund           Fund         Fund          Loans         Total
ADDITIONS                                         ------------- ------------- ------------- ------------- -----------
---------
Contributions:
  Participant                                       $    63,871  $     48,043  $    409,887  $         0  $  1,747,035
  Non-cash employer                                           0             0       540,835            0       540,835
  Rollovers                                              12,724        33,551        63,241            0       315,357
                                                    ------------ ------------- ------------- ------------ -------------
    Total contributions                                  76,595        81,594     1,013,963            0     2,603,227

Earnings on investments
  Interest on participant loans                               0             0             0       55,852        55,852
  Interest on guaranteed investment contracts                 0             0             0            0       318,434
  Interest on common/collective trusts                        0             0           614            0           614
  Dividends on employer securities                            0             0        10,637            0        10,637
  Net realized/unrealized gain from registered
      investment companies                               79,741        66,929             0            0     1,476,893
  Net realized gain on sale of employer securities            0             0       318,524            0       318,524
  Unrealized appreciation of common stock                     0             0     1,792,336            0     1,792,336
                                                   ------------ ------------- ------------- ------------ -------------
    Total earnings on investments                        79,741        66,929     2,122,111       55,852     3,973,290
                                                   ------------ ------------- ------------- ------------ -------------
Total additions                                         156,336       148,523     3,136,074       55,852     6,576,517
                                                   ------------ ------------- ------------- ------------ -------------
DEDUCTIONS
----------
Participant benefit payments                             14,801             0       102,166      16,366        241,748
Participant account fees                                      0            38           252            0         1,261
                                                    ------------ ------------- ------------- ------------ -------------
Net increase                                            141,535       148,485     3,033,656       39,486     6,333,508
                                                    ------------ ------------- ------------- ------------ -------------
Transfers (to)/from:
  Interfund transfers                                   (62,274)      424,548      (652,117)           0             0
  Net loans                                               4,616         1,242       (15,190)      81,407             0
  MCI 401(k) Plan for Exempt Employees                        0             0       (31,937)     (12,420)      (85,330)
  MCI 401(k) Plan for Non-Exempt Employees               (6,361)            0       (73,479)      (2,652)     (275,128)

Net assets available for benefits, beginning of year    383,275       256,036     6,196,581      624,892    17,037,466
                                                    ------------ ------------- ------------- ------------ -------------
Net assets available for benefits, end of year      $   460,791  $    830,311  $  8,457,514  $   730,713  $ 23,010,516
                                                    ============ ============= ============= ============ =============
                                     Page 19

                WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                             EuroPacific  Dreyfus Basic    Putnam        Stable
                                                                Growth     S&P 500 Stock   Voyager        Value
                                                                 Fund       Index Fund      Fund          Fund
ADDITIONS                                                  ------------- ------------- ------------- -------------
---------
Contributions:
  Participant                                                 $     12,178  $    247,943  $    530,588  $    587,841
  Non-cash employer                                                      0             0             0             0
  Rollovers                                                              0         3,149        23,448           163
                                                              ------------- ------------- ------------- -------------
    Total contributions                                             12,178       251,092       554,036       588,004
                                                              ------------- ------------- ------------- -------------

Earnings on investments
  Interest on participant loans                                          0             0             0             0
  Interest on guaranteed investment contracts                            0             0             0       169,330
  Interest on common/collective trusts                                   0           322           635       157,226
  Dividends on employer securities                                       0             0             0             0
  Net realized/unrealized gain (loss) from registered
      investment companies                                           3,251       380,301       295,392             0
  Net realized gain on sale of employer securities                       0             0             0             0
  Unrealized appreciation of common stock                                0             0             0             0
                                                              ------------- ------------- ------------- -------------
  Total earnings on investments                                      3,251       380,623       296,027       326,556
                                                              ------------- ------------- ------------- -------------
Total additions                                                     15,429       631,715       850,063       914,560
                                                              ------------- ------------- ------------- -------------
DEDUCTIONS
----------
Participant benefit payments                                             0         5,546         5,194        67,977
Participant account fees                                                 7           129           175           360
                                                              ------------- ------------- ------------- -------------
Net increase                                                        15,422       626,040       844,694       846,223
                                                              ------------- ------------- ------------- -------------
Transfers (to)/from:
  Interfund transfers                                              31,640       (194,089)     (209,100)     (567,150)
  Net loans                                                           335       ( 31,282)     ( 29,392)     (111,891)
  MCI 401(k) Plan for Exempt Employees                               (164)      ( 36,136)     ( 38,925)     ( 41,454)
  MCI 401(k) Plan for Non-Exempt Employees                            (51)      (  2,390)     (  2,200)     (    615)

Net assets available for benefits, beginning of year                     0     1,580,827     2,250,414     4,645,926
                                                              ------------- ------------- ------------- -------------
Net assets available for benefits, end of year                $     47,182  $  1,942,970  $  2,815,491  $  4,771,039
                                                              ============= ============= ============= =============
                                     Page 20

                                  WESTERN UNION INTERNATIONAL, INC.
                            401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                           EIN: 13-1989550
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 31, 1996




                                                    Putnam New  Putnam Balanced    MCI
                                                   Opportunities   Retirement   Common Stock   Participant
                                                       Fund           Fund         Fund          Loans         Total
ADDITIONS                                         ------------- ------------- ------------- ------------- -----------
---------
Contributions:
  Participant                                       $    32,491  $      8,885  $    196,645  $         0  $  1,616,571
  Non-cash employer                                           0             0       518,284            0       518,284
  Rollovers                                               6,297             0           163            0        33,220
                                                    ------------ ------------- ------------- ------------ -------------
    Total contributions                                  38,788         8,885       715,092            0     2,168,075

Earnings on investments
  Interest on participant loans                               0             0             0       36,065        36,065
  Interest on guaranteed investment contracts                               0             0            0       169,330
  Interest on common/collective trusts                        0             0             0            0       158,183
  Dividends on employer securities                            0             0         8,563            0         8,563
  Net realized/unrealized gain (loss) from
      registered investment companies                    (3,536)       11,473             0            0       686,881
  Net realized gain on sale of employer securities            0             0        25,264            0        25,264
  Unrealized appreciation of common stock                     0             0     1,112,566            0     1,112,566
                                                    ------------ ------------- ------------- ------------ -------------
    Total earnings on investments                        (3,536)       11,47      1,146,393       36,065     2,196,852
                                                    ------------ ------------- ------------- ------------ -------------
Total additions                                           35,252      20,358      1,861,485       36,065     4,364,927
                                                    ------------ ------------- ------------- ------------ -------------
DEDUCTIONS
----------
Participant benefit payments                                  0             0        88,134       23,302       190,153
Participant account fees                                      0             0           109            0           780
                                                    ------------ ------------- ------------- ------------ -------------
Net increase                                             35,252        20,358     1,773,242       12,763     4,173,994
                                                    ------------ ------------- ------------- ------------ -------------
Transfers (to)/from:
  Interfund transfers                                   350,773       234,752       353,174            0             0
  Net loans                                              (2,662)          955       (58,082)     232,019             0
  MCI 401(k) Plan for Exempt Employees                        0             0       (82,468)     (10,786)     (209,933)
  MCI 401(k) Plan for Non-Exempt Employees                  (88)          (29)       (2,371)           0        (7,744)

Net assets available for benefits, beginning of year          0             0     4,213,086      390,896    13,081,149
                                                    ------------ ------------- ------------- ------------ -------------
Net assets available for benefits, end of year      $   383,275  $    256,036  $  6,196,581  $   624,892  $ 17,037,466
                                                    ============ ============= ============= ============ =============
                                     Page 21


NOTE 4 - PARTICIPANTS' ACCOUNTS

As of December 31, 1997 and 1996, the Plan held 196,706 and 188,824 shares, respectively, of MCI Communications Corporation Common Stock at fair market values of $8,421,574 and $6,172,278, respectively. Of these shares, 26,027 and 18,484 were contributed by the Company during the Plan years ended December 31, 1997 and 1996, respectively, as the Company's matching contributions. During the Plan years ended December 31, 1997 and 1996, 3,092 and 3,060 shares, respectively, of MCI Communications Corporation Common Stock were distributed to participants. As of December 31, 1997 and 1996, the Plan's benefit claims payable were $2,054,710 and $565,907, which includes 4,127 and 5,782 shares of MCI Communications Corporation Common Stock at fair market values of $698,150 and $188,999, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.


NOTE 5 - TRANSFER OF ASSETS FROM THE PLAN

During the year ended December 31, 1997 and 1996, certain participants transferred between the Plan and the MCI Communications Corporation 401(k) Plan for Exempt Employees. During the years ended December 31, 1997 and 1996, assets valued at $85,330 and $209,933, respectively, including 872 and 3,012 shares of MCI Communications Corporation Common Stock at a fair value of $31,937 and $82,468, respectively, were transferred from the Plan.

During the years ended December 31, 1997 and 1996, certain participants transferred between the Plan and the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees. During the years ended December 31, 1997 and 1996, assets valued at $275,128 and $7,744, including 1,878 and 85 shares of MCI Communications Corporation Common Stock at a fair value of $73,479 and $2,371 were transferred from the Plan.


NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter, dated September 3, 1992, from the Internal Revenue Service covering the Plan as amended through February 1, 1990 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code ("Code"), and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan has been amended and restated effective July 1, 1996; however, the Plan Administrator believes the Plan is being operated in a manner designed to maintain its tax-qualified status.
In addition, the Company will apply for, and expects to receive, a new determination letter covering the Plan, as restated.


NOTE 7 - MCI WORLDCOM MERGER AGREEMENT

Effective November 9, 1997, MCI Communications Corporation (the "Company") entered into an Agreement and Plan of Merger (the MCI WorldCom Merger Agreement) with WorldCom, Inc. ("WorldCom") a Georgia corporation, and TC Investments Corporation ("Merger Sub") a Delaware corporation and a wholly-owned subsidiary of WorldCom, pursuant to which the Company will merge with and into Merger Sub (the Merger). As a result of the Merger, (a) each outstanding share of the Company's common stock, par value $.10 per share, (other than shares owned by WorldCom or Merger Sub or held by the Company) will be converted into the right to receive that number of shares of WorldCom common stock, par value $.01 per share, equal to the quotient determined by dividing $51.00 by the average of the high and low sale prices of WorldCom common stock as reported on the NASDAQ National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the effective time of the Merger (the "Exchange Ratio"), provided that the Exchange Ratio shall not be less than
1.2439 or greater than 1.7586; and (b) each outstanding share of the Company's Class A common stock shall be converted into the right to receive $51.00 in cash, without interest thereon. On March 11, 1998, the stockholders of the Company and shareholders of WorldCom approved the Merger. The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles.

Concurrent with the MCI WorldCom Merger Agreement, the Company, WorldCom and British Telecommunications, plc ("BT") entered into an agreement (the BT Termination Agreement) whereby (i) the Agreement and Plan of Merger, dated as of November 3, 1996, as last amended on August 21, 1997 (the MCI BT Merger Agreement), among the Company, BT and Tadworth Corporation was terminated;

(ii) WorldCom agreed to pay BT a fee of $450 million and expenses not in excess of $15 million in order to induce BT to waive its rights under and agree to terminate, the MCI BT Merger Agreement; (iii) BT agreed to support and vote its shares of Class A common stock in favor of the Merger; and (iv) BT agreed to exercise its call option to acquire the Company's share in Concert Communications Services ("Concert CS") immediately following the effective time of the Merger. The Company will be a distributor of Concert CS services on a nonexclusive basis to customers in the U.S. for at least two years and as many as five years following BT's exercise of its call option.


SCHEDULE I
                                                                   WESTERN UNION INTERNATIONAL, INC.
                                                           401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                                                            EIN: 13-1989550
                                                       ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                           DECEMBER 31, 1997

                                                                        NUMBER
                                                                         OF                                CURRENT
                                                                        SHARES           COST               VALUE
                                                                       --------         ------            ----------
DESCRIPTION/ISSUER
-------------------
LOANS TO PARTICIPANTS
  *Participant loan accounts
   (rates range 7%-10%)                                                                $         0      $   730,713
   (maturities range 1998-2012)                                                                         -----------

INTEREST IN COMMON/COLLECTIVE TRUSTS

   *Putnam Stable Value Fund                                                             4,141,544        4,141,544

   *Mellon Bank Temporary
       Investment Fund                                                                       8,448      $     8,448
                                                                                                        -----------
Total interest in common/collective
   trusts                                                                                               $ 4,149,992
                                                                                                        -----------
INTEREST IN REGISTERED INVESTMENT COMPANIES

  American Funds EuroPacific Growth Fund                                  7,656            211,605          199,234

 *Dreyfus Basic S&P 500 Stock Index Fund                                134,602          1,834,610        2,768,769

 *Putnam Voyager Fund                                                   188,139          2,806,046        3,584,039

 *Putnam New Opportunities Fund                                           9,336            408,135          454,197

 *Putnam Balanced Retirement Fund                                        76,028            848,925          827,943
                                                                                                        -----------
Total interest in registered investment companies                                                         7,834,182
                                                                                                        -----------
GUARANTEED INVESTMENT CONTRACTS**

  Allstate Life Insurance (5.90% matures 7/1/98)                                           779,404          779,404
  John Hancock Mutual Life (8.05% matures 6/30/99)                                       1,022,642        1,022,642
                                                                                                        -----------
  Total guaranteed investment contracts                                                                   1,802,046
                                                                                                        -----------
COMMON STOCK

   * MCI Communications Corporation                                     196,706          4,144,435        8,421,574
                                                                                                        -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                               $22,938,507
                                                                                                        ===========
  *  Denotes a party-in-interest
  ** Current value is considered to be contract value

                                                                                Page 25



SCHEDULE II


                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Transaction  or series of  transactions  exceeding 5% of beginning fair value of plan  assets  for the  plan  year  January  1,  1997 to  December  31,  1997 are
considered   reportable   transactions.   Fair  value  at  January  1,  1997  is
$17,088,730. Five percent (5%) of fair value is $854,437.

                                                                    Expense                 Current Value
Identity of     Description         Purchase     Selling   Lease  Incurred With  Cost of  of Asset on       Net
Party Involved  of Asset            Price        Price     Rental Transaction    Asset    Transaction Date  Gain/(Loss)
--------------  -----------         --------     -------   ------ -------------  -------  ----------------  -----------
                Mellon Trust
                EB Temporary       $  867,373   $  870,041                      $1,737,413 $1,737,413       $        0
                Investment Fund   488 Purchases  197 Sales

                Dreyfus Basic
                S&P 500 Stock         880,164      594,110                       1,261,089  1,474,274          213,185
                Index Fund         78 Purchases   37 Sales

                Putnam              1,410,185      746,152                       2,156,337  2,421,814          265,477
                Voyager Fund       74 Purchases   55 Sales

                MCI
                Common Stock        2,324,033    2,672,529                       4,996,562  4,996,562                0
                Fund              44 Purchases   107 Sales

                Putnam              2,190,510    1,326,753                       3,517,263  3,517,263                0
                Stable Value      77 Purchases    70 Sales
                Fund

                Putnam                760,901      178,520                         928,547    939,420           11,056
                Balanced           83 Purchases   16 Sales
                Retirement Fund


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            WESTERN UNION INTERNATIONAL, INC.
                                            401(k) PLAN FOR COLLECTIVELY
                                            BARGAINED EMPLOYEES


         Date: June 26, 1998




                               By:          Frank R. Conrad
                                            ---------------------------------
                                            Frank R. Conrad
                                            Controller
                                            Western Union International, Inc.